Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975
TNP STRATEGIC RETAIL TRUST, INC.
SUPPLEMENT NO. 3 DATED JUNE 11, 2010
TO THE PROSPECTUS DATED APRIL 13, 2010
     This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2010, relating to our offering of up to $1,100,000,000 in shares of common stock, as supplemented by Supplement No. 2 dated June 3, 2010. Defined terms used in this Supplement No. 3 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:
•	the status of our initial public offering;

•	the acquisition of a multi-tenant retail center located in Waianae, Hawaii;

•	amendments to our operating partnership’s revolving line of credit with KeyBank National Association; and

•	a potential acquisition of a multi-tenant retail property located in Tucson, Arizona.
Status of Our Initial Public Offering
     We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of June 8, 2010, we had received and accepted investors’ subscriptions for and issued 1,352,786 shares of our common stock, including shares issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $13,126,000. As of June 8, 2010, approximately 98,655,000 shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum amount has been sold.
Acquisition of Property
     On June 4, 2010, or the closing date, we acquired a fee simple interest in a multi-tenant retail center located in Waianae, Hawaii commonly known as Waianae Mall, or the Waianae property, through TNP SRT Waianae Mall, LLC, or TNP SRT Waianae, a wholly owned subsidiary of TNP Strategic Retail Operating Partnership, LP, our operating partnership. As previously disclosed, TNP Acquisitions, LLC, an affiliate of our sponsor, previously entered into an agreement of purchase and sale and joint escrow instructions, or the purchase agreement, with West Oahu Mall Associates, LLC, an unaffiliated third party, or the seller, for the purchase of the Waianae property. On December 14, 2009, TNP Acquisitions, LLC assigned the purchase agreement to TNP SRT Waianae. The purchase agreement originally provided that the closing of the acquisition of the Waianae property would take place no later than September 15, 2009, which date was extended to May 28, 2010 pursuant to amendments to the purchase agreement. On May 28, 2010, the purchase agreement terminated in accordance with its terms.
     On June 2, 2010, TNP SRT Waianae and seller entered into the thirteenth amendment to the purchase agreement, or the thirteenth amendment, which reinstated and amended the purchase agreement effective as of May 28, 2010 and extended the outside date to close the acquisition of the Waianae property to June 4, 2010. The thirteenth amendment further provided that approximately $65,154 of the funds deposited by TNP SRT Waianae into an escrow account will be held in escrow following the closing date and used to pay the seller its pro rata share of the percentage rent, general excise taxes and other additional rent owed by a tenant of the Waianae property pursuant to the tenant’s lease. If the amount held in escrow following the closing date is not sufficient to pay the seller its pro rata share of the percentage rent, general excise taxes and other additional rent owed by the tenant, TNP SRT Waianae will pay any additional amounts owed to the seller.
Financing and Fees
     TNP SRT Waianae acquired the Waianae property for an aggregate purchase price of approximately $25,688,000, or approximately $150.86 per square foot, including the assumption of an existing loan from Bank of America, N.A., successor by merger to LaSalle Bank National Association, as trustee for Morgan Stanley Capital I, Inc., Commercial Pass-Through Certificates, Series 2006-IQ11, or the lender, to the seller in the principal amount of approximately $20,741,000, or the Waianae loan. TNP SRT Waianae financed the payment of the cash purchase price for the Waianae property with proceeds from our initial public offering. In connection with the acquisition of the Waianae property and the assumption of the Waianae loan by TNP SRT Waianae, our operating partnership and KeyBank National Association, or KeyBank, agreed to certain amendments to our operating partnership’s revolving credit agreement with KeyBank, or the credit agreement. The terms of TNP SRT Waianae’s assumption of the Waianae loan and the amendments to the credit agreement are discussed below. An acquisition fee of $642,200 was paid to our advisor in connection with the acquisition of the Waianae property. The capitalization rate for the Waianae property on the closing date was approximately 10.92% based on in-place occupancy of 92.26%. Capitalization rates represent a widely followed measure of initial yield on investment. The capitalization rate is determined by dividing “net income” of the property by the purchase price of the property.
     Assumption of Waianae Loan
     In connection with the acquisition of the Waianae property, on the closing date, TNP SRT Waianae, the seller and the lender entered into a Note and Mortgage Assumption Agreement, or the assumption agreement. The assumption agreement provided for TNP SRT Waianae’s assumption of all of the seller’s indebtedness and obligations under the loan agreement, dated September 19, 2005, by and between the seller and the lender, which, as amended by the assumption agreement, we refer to as the “loan agreement,” and the other loan documents related to the Waianae loan, which as amended, we refer to as the “loan documents.” Pursuant to the assumption agreement, on the closing date TNP SRT Waianae paid the lender an assumption fee of $103,706.21, or 0.5% of the outstanding principal balance of the Waianae loan, and a modification fee of $31,111.86, or 0.15% of the outstanding principal balance of the Waianae loan. The assumption agreement also provides for a release by each of seller and TNP SRT Waianae and their respective successors and assigns, which we collectively refer to as the “borrower parties,” of the lender and its affiliates, officers, directors, employees and representatives from any debts, claims or causes of action of any kind which any borrower party has, including, without limitation, matters relating to the Waianae loan or the Waianae property.
     The original principal amount of the Waianae loan was $22,200,000 and the outstanding principal balance of the Waianae loan as of the closing date was approximately $20,741,000. The entire unpaid principal balance of the Waianae loan and all accrued and unpaid interest thereon is due and payable in full on October 5, 2015, which we refer to as the “maturity date.” Pursuant to the loan agreement, TNP SRT Waianae will make monthly debt service payments on the Waianae loan in an amount equal to $124,551.77, which amount is calculated based upon an interest rate equal to 5.3922% per annum and a 360-month amortization schedule. After the occurrence of and during the continuance of any event of default under the loan documents, the unpaid principal balance of the Waianae loan and all accrued and unpaid interest thereon will bear interest at a rate per annum equal to the lesser of (1) the maximum rate permitted by applicable law and (2) the 5.3922% plus 5.0%, compounded monthly. Provided that no event of default has occurred and is continuing, beginning with the monthly payment date that is closest to 120 days prior to the maturity date, which we refer to as the “open payment date,” TNP SRT Waianae may, upon ten (10) days prior written notice to the lender, prepay the Waianae loan in full without any penalty. Any prepayment of the Waianae loan by TNP SRT Waianae prior to the open payment date will be subject to a prepayment penalty calculated in accordance with the loan agreement. Provided that no event of default has occurred and is continuing and subject to the satisfaction of certain terms and conditions set forth in the loan agreement, TNP SRT Waianae may voluntarily defease all or a portion of the outstanding principal amount of the Waianae loan.
     The loan agreement contains customary covenants by TNP SRT Waianae, including, without limitation, covenants regarding the payment of taxes on the Waianae property, the maintenance and repair of the Waianae property, the performance of other agreements, the prior approval by the lender of new material leases at the Waianae property or any renewal or modification to any existing material lease at the Waianae property, compliance with applicable environmental laws and environmental monitoring, prohibitions on the purchase or ownership of additional properties and limitations on the cancellation or forgiveness of debt. In addition, pursuant to the loan agreement, TNP SRT Waianae covenants, among other things, (1) to diligently perform and enforce the terms and conditions of the property management agreement by and between TNP SRT Waianae and TNP Property Manager, LLC, or TNP Property Manager, a wholly owned subsidiary of our sponsor, (2) not to amend, modify, renew or cancel the management agreement in any way without the lender’s prior written consent and (3) not to engage a new manager for the Waianae property without the lender’s prior consent. In addition, the loan agreement provides that if (1) TNP SRT Waianae fails to maintain a debt service coverage ratio (as defined in the loan agreement) of at least 1.10:1, (2) an event of default has occurred and is continuing or (3) TNP Property Manager is in default under the management agreement, TNP SRT Waianae will, at the lender’s request, replace TNP Property Manager with a new manager of the Waianae property acceptable to the lender in its sole discretion. Pursuant to the loan agreement, TNP SRT Waianae has agreed to indemnify and hold harmless the lender, each of the lender’s affiliates and any person who controls the lender or its affiliates from any and all liabilities, damages or claims of any kind relating to or arising out of the Waianae loan.
     The loan agreement provides for customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, failure to maintain the required insurance policies, breaches of covenants, breaches of representations and warranties and bankruptcy-related defaults. In addition, the loan agreement provides that any sale, assignment or transfer of any direct or indirect interest in the Waianae property, TNP SRT Waianae, our operating partnership or us will, subject to exceptions for certain permitted transfers that do not result in a “change in control” (as defined in the loan agreement), be an event of default. Upon an uncured event of default under the loan agreement, the lender may, at its option, declare that all amounts outstanding under the Waianae loan are immediately due and payable in full.
     The performance of the obligations of TNP SRT Waianae under the loan agreement are secured by (1) a mortgage, assignment of leases and rents and security agreement in favor of the lender, (2) a guaranty of recourse obligations granted in favor of the lender by Joseph Daneshgar, or the original guarantor, provided that, subject to certain exceptions, the original guarantor is not liable for any acts or events occurring or obligations arising after the closing date, (3) a joint and several recourse guaranty, or the TNP guaranty, granted in favor of the lender by us, our operating partnership, Anthony W. Thompson, and TNP Property Manager, which we collectively refer to as the “new indemnitors,” in instances in which the lender may pursue a monetary judgment under the loan agreement, including, without limitation, upon a change in control and other specified acts, which we refer to as “recourse events,” and (4) a joint and several guaranty of the full and prompt payment of up to ten percent (10%) of the outstanding principal balance of the Waianae loan upon an event of default in instances when a recourse event has not occurred, plus any costs incurred by lender in enforcing the guaranty, granted in favor of the lender by the new indemnitors (excluding TNP Property Manager), or the payment guaranty. In connection with the TNP guaranty, the new indemnitors are required to maintain, in the aggregate, a net worth (as defined in the assumption agreement) of at least $25,000,000, which we refer to as the “minimum net worth,” throughout the term of the Waianae loan. The failure of the new indemnitors to maintain the minimum net worth at any time during the term of the Waianae loan will constitute an event of default under the loan documents.
     On June 9, 2010, as consideration for providing the TNP guaranty, we entered into a Reimbursement and Fee Agreement by and among us, TNP SRT Waianae and Mr. Thompson, whereby TNP SRT Waianae paid Mr. Thompson a one-time guaranty fee of $25,000 and we have agreed to pay Mr. Thompson an annual fee equal to: (x) 0.25% multiplied by (y) 10.0% of the weighted-average amount outstanding under the Waianae loan during each twelve consecutive month period, or pro rata portion thereof, during the term of the Waianae loan.
     In connection with entering into the loan agreement, on May 28, 2010, Anthony W. Thompson acquired 111,111 shares of our common stock at $9.00 per share for an aggregate purchase price of $1,000,000 in our public offering. If Mr. Thompson no longer owns $1,000,000 in shares of our common stock, an event of default pursuant to a change in control will have occurred pursuant to the loan agreement.
Management of the Property
     TNP Property Manager will serve as the Waianae property’s property manager pursuant to a management agreement by and between TNP SRT Waianae and TNP Property Manager, or the management agreement. TNP Property Manager will supervise, manage, operate, and maintain the Waianae property on the terms and conditions set forth in the management agreement. Pursuant to the management agreement, TNP SRT Waianae will pay TNP Property Manager an annul management fee in an amount equal to 5.0% of the Waianae property’s gross revenues (as defined in the management agreement), 25% of which management fee TNP Property Manager will pay to Grubb & Ellis CBI, Inc., or the sub-manager, pursuant to the sub-management agreement by and between TNP Property Manager and the sub-manager, or the sub-management agreement. Additionally, pursuant to the sub-management agreement, TNP Property Manager will pay sub-manager an annual construction management fee equal to 3.0% of any amount equal to or in excess of $30,000 expended for construction, tenant improvement or repairs at the Waianae property during each calendar year. TNP Property Manager will also reimburse sub-manager for the salaries of certain on-site personnel at the Waianae property.
Description of the Property
     The Waianae property is situated on 15.62 acres of fee-simple land, consists of 11 buildings, provides space for 43 tenants and features approximately 170,275 square feet of gross leasable area. The Waianae property is the only major retail center on the Western coast of the island of Oahu and is situated on Farrington Highway, the main highway along the Western side of the island of Oahu.
     The Waianae property was approximately 92.26% leased as of May 31, 2010. The tenants occupying 10% or more of the rentable square feet at the Waianae property are City Mill, an Oahu-based hardware store, which occupies approximately 24.05% of the rentable square feet at the Waianae property, and Longs Drugs, a pharmacy owned by CVS Caremark, which occupies approximately 13.85% of the rentable square feet at the Waianae property. City Mill pays an annual rent of $208,800 pursuant to a lease that expires in June 2015 and Longs Drugs pays an annual rent of $540,600 pursuant to a lease that expires in January, 2021. City Mill has one 5-year option to renew at fair market value. Longs Drugs has two 5-year options to renew with increases. Additionally, the State of Hawaii leases 6.35% of the rentable square feet pursuant to a lease that expires on June 15, 2017 and the U.S. Census Bureau leases approximately 6.6% of the rentable square feet pursuant to a lease that expires on December 16, 2010. Other tenants at the Waianae property include Burger King, Goodyear, Blockbuster Video, Fantastic Sams, Starbucks Coffee, Jamba Juice, Payless Shoe Source, Pizza Hut, Subway and Radio Shack, none of which occupies 10% or more of the rentable square feet at the Waianae property.
     The following table reflects lease expirations at the Waianae property:

					Percent of
			Percent of	Leased	Leased
	Number of		Annualized	Rentable	Rentable
Year of	Leases	Annualized Base	Base Rent	Square Feet	Square Feet
Expiration	Expiring	Rent(1)	Expiring	Expiring	Expiring
2010	5	$471,000	15.59%	17,496	11.14%
2011	4	$292,000	9.67%	12,297	7.83%
2012	4	$414,000	13.68%	15,486	9.85%
2013	3	$74,000	2.45%	3,181	2.02%
2014	7	$362,000	11.97%	16,443	10.47%
2015	7	$457,000	15.12%	49.988	31.82%
2016	—	—	—	—	—
2017	4	$340,000	11.25%	15,742	10.02%
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
Thereafter	2	$613,000	20.27%	26,465	16.85
Total	36	$3,023,000	100.00%	157,098	100.00%

(1)	Annualized base rent represents annualized contractual base rental income as of June 1, 2010.
     The Waianae property is the only major multi-tenant retail center on the Western side of the island of Oahu and as a result faces limited competition from other similar multi-tenant retail properties. City Mill, the Waianae property’s largest tenant, faces competition from other retail hardware stores located on the island of Oahu, including a Home Depot located approximately 11 miles to the Southeast of the Waianae property and a Lowes located approximately 12 miles to the east of the Waianae property.
     Management currently plans to spend approximately $2,000,000 over 3 years for capital improvements and believes that the Waianae property is suitable for its intended purpose and adequately covered by insurance. For 2009, the Waianae property paid real estate taxes of approximately $249,000. We are currently in the process of determining the depreciable basis in the Waianae property.
     Information regarding average occupancy rate and the average effective annual rental rate per square foot for the Waianae property for each of the prior five years is not currently available to us at this time.

Amendments to Credit Agreement
     As previously disclosed, on November 12, 2009, our operating partnership entered into the credit agreement with KeyBank, as administrative agent for itself and the other lenders named in the credit agreement, to establish a revolving credit facility with a maximum aggregate borrowing capacity of up to $15,000,000. On the closing date, in connection with the acquisition of the Waianae property and the assumption of the Waianae loan by TNP SRT Waianae, our operating partnership, us, KeyBank, our sponsor and Anthony W. Thompson entered into a second omnibus amendment and reaffirmation of the credit agreement and other loan documents relating to the revolving credit facility, or the credit agreement amendment. The credit agreement amendment provides that we and our operating partnership may provide the payment guaranty to the lender. The credit agreement amendment also provides that, upon the repayment in full of the Waianae loan by TNP SRT Waianae, the 100% membership interest in TNP SRT Waianae held by our operating partnership will automatically and without further action on the part of any party be included in the collateral previously pledged to KeyBank by our operating partnership pursuant to the pledge and security agreement by and between our operating partnership and KeyBank. The credit agreement amendment further provides for an addendum to the pledge and security agreement by and between us and KeyBank, or the company pledge agreement, pursuant to which we previously granted KeyBank a pledge of our direct and indirect equity ownership interests in any entity and all income, distributions, dividends and sale proceeds attributable to such equity ownership interests. Pursuant to the addendum to the company pledge agreement, for so long as the Waianae loan remains outstanding, (1) our general partnership interest in our operating partnership is excluded from the collateral pledged to KeyBank and (2) with respect to the limited partnership interests in our operating partnership, our pledge is limited to no more than forty-nine percent (49%) of such limited partnership interests.
Potential Property Acquisition
     On June 11, 2010, we assumed the rights to a real estate purchase agreement and escrow instructions, or the purchase agreement, from TNP Acquisitions, LLC, an affiliate of our sponsor, for the acquisition of Northgate Plaza Shopping Center, or the Northgate property, in Tucson, Arizona from Crestline Investments, LLC, a third party seller, for an aggregate purchase price of $8,050,000, or $77.78 per square foot, including the assumption of a loan on the property in the amount of $4,430,000. In connection with this potential acquisition, we formed TNP SRT Northgate Plaza Tucson, LLC, or TNP SRT Northgate, a wholly-owned subsidiary of our operating partnership, to complete the acquisition and we paid a $150,000 deposit relating to the purchase of the Northgate property. This deposit is only refundable to us in the event of seller’s breach or default under the purchase agreement or the failure of any other condition precedent for us, as buyer, set forth in the purchase agreement.
     The Northgate property is situated on 7.8 acres of fee-simple land, providing space for 13 tenants, and features approximately 103,492 square feet of gross leasable area. As of June 9, 2010, the largest tenants at the Northgate property were Wal-mart Neighborhood Market, which occupies 42,685, or 41.5%, of the rentable square feet; Dollar Tree, which occupies 12,308, or 12%, of the rentable square feet; and Tuesday Morning, which occupies 7,164, or 7%, of the rentable square feet. Other featured tenants include Rent A Center, Burger King, Subway and Radio Shack.
     We intend to purchase the Northgate property using debt financing and funds raised through our initial public offering. The capitalization rate for the Northgate property is approximately 9.52% based on in-place occupancy of 80.73%. We anticipate paying an acquisition fee of 2.5%, or $201,250 of the purchase price, to our advisor.
     The purchase agreement contains customary representations, warranties and covenants for similar transactions and is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of common stock in our public offering to fund a portion of the purchase price; (2) the final approval of the lender for the existing indebtedness on the Northgate property for such indebtedness to be assumed by us and the receipt of other applicable third party consents; and (3) the absence of a material adverse change to the Northgate property prior to the date of the acquisition. We expect to close the acquisition of the Northgate property in the second quarter of 2010, however, there is no assurance that the closing will occur within this timeframe, or at all.